FOR IMMEDIATE RELEASE

For further information contact:
Fern Lazar/David Carey
Lazar Partners Ltd.
1-866-GIVEN-IR
flazar@lazarpartners.com
dcarey@lazarpartners.com

GIVEN IMAGING REPORTS FOURTH QUARTER AND
FULL YEAR 2007 RESULTS

- Fourth Quarter Revenues Increase 25% to Record $34.2 million, GAAP EPS $0.41 on a fully diluted basis, Non-GAAP $0.09 -

- 2007 Revenues Grow 19% to Record $112.8 million, 2007 GAAP EPS $0.49 on a fully diluted basis, Non-GAAP EPS increases 146% to $0.38 on a fully diluted basis -

YOQNEAM, Israel, February 20, 2008 - Given Imaging Ltd. (NASDAQ: GIVN) today announced financial results for the fourth quarter and twelve months ended December 31, 2007.

Worldwide revenues increased 24.8% to a record $34.2 million compared to $27.5 million in the fourth quarter of 2006.

On a GAAP basis, the Company reported net income of $12.8 million, or $0.41 per share on a fully diluted basis in the fourth quarter of 2007, compared to net income of $1.5 million or $0.05 per share on a fully diluted basis in the fourth quarter of 2006. Net income for the fourth quarter and full year included a pre-tax, one-time gain of $22.9 million, less income taxes of $3 million, resulting from the termination of the InScope agreement. Net income for the quarter and for 2007 also included a one-time charge of $5.6 million resulting from the early repayment of the Company’s outstanding royalty obligation and accrued interest to Israel’s Office of the Chief Scientist of the Ministry of Industry, Trade and Labor ("OCS").

On a non-GAAP basis, the Company reported net income of $2.7 million, or $0.09 per share on a fully diluted basis in the fourth quarter of 2007 compared to net income of $2.9 million, or $0.09 per share on a fully diluted basis, in the fourth quarter of 2006. A table reconciling GAAP and Non-GAAP financial measures is included below.

For the fourth quarter of 2007, net cash provided by operating activities totaled $1.1 million. Cash, cash equivalents and marketable securities at December 31, 2007 totaled $102.0 million.

“We are very pleased with the 25% revenue growth in the fourth quarter of 2007 and 19% revenue growth for the full year, which reflects contributions from all three of our geographic regions.” said Homi Shamir, president and CEO of Given Imaging. “In 2008 we see additional growth drivers that should enable us to enhance our global market position. In the United States, 2008 will be the first full year marketing our next generation PillCam SB 2 and ESO 2 video capsules, and we expect to continue growing revenues as we achieve new and revised reimbursement policies for these two products. In Europe, PillCam SB 2 sales continue to grow and we believe that we will receive a monetary code for reimbursement in France in the first half of this year. In the APAC region, we are very pleased with initial workstation and PillCam SB sales in Japan, and we expect revenues in the region to grow significantly this year as our partner Suzuken expands our market presence in this country. Finally, we are very pleased with the approval to market PillCam COLON in Israel, which is another positive step toward global penetration of this product and we will continue our efforts to obtain marketing clearance for PillCam COLON in the U.S.

Fourth Quarter 2007 Analysis

Sales in the Americas region increased by 8.5% to $21.9 million compared to $20.2 million in the same period in 2006. EMEA sales increased 36.1% to $8.3 million compared to $6.1 million in the same period in 2006, while APAC sales increased to $4.0 million compared to $1.3 million in the same period in 2006. The increase in APAC revenues mainly reflects initial sales of workstations and PillCam SB in Japan.

Worldwide PillCam SB sales were approximately 55,000 in the fourth quarter of 2007, an increase of 12.8% compared to the same period last year. PillCam SB sales in the Americas were 39,800 in the fourth quarter of 2007 compared to 38,900 in the fourth quarter of 2006 when the company expanded promotional programs in the U.S. resulting in a higher level of PillCam sales that period. Reorders of PillCam SB in the Americas region grew 10% compared to the fourth quarter of 2006. PillCam SB sales in the EMEA region and Asia/Pacific increased 42.0% and 101.5% respectively compared to the fourth quarter of 2006.

PillCam sales accounted for 79% of total revenues compared to 80% of total sales in the same period of last year. Reorders of PillCam SB increased 19% to approximately 50,600 compared to approximately 42,500 in the fourth quarter of 2006.

The company sold 118 workstations in the Americas region in the fourth quarter of 2007. Workstation sales in the Americas region were approximately 40% higher than workstation sales reported in each of the first three quarters of 2007.

$4.8 million of the $5.6 million one-time charge related to the payment to OCS was charged this quarter to cost of revenues, while the remaining $0.8 million was charged to R&D. Excluding this one-time charge, gross margin for the quarter was 71.5%.

Supplemental fourth quarter data can be found at www.givenimaging.com in the Investor Relations section.

Twelve Month Financial Results

For the year ended December 31, 2007, sales were a record $112.8 million compared to $95 million in the same period in 2006. Gross profit for 2007, net of the effect of the one-time charge, was 73.7% compared to 74.6% in 2006. On a GAAP basis, net income for 2007 was $15.2 million, or $0.49 per share on a fully diluted basis, compared to a net loss of $1.5 million, or ($0.05) per share, for the same period in 2006. The Company reported non-GAAP net income of $11.8 million, or $0.38 per share, on a fully diluted basis in 2007 compared to a net income of $4.8 million, or $0.16 per share in the same period in 2006.

The following table reconciles between GAAP and non-GAAP results for the fourth quarter and full year 2007 (in thousands of U.S. dollars, except for EPS):

	Full Year 2007	Fourth Qtr. 2007	Full Year 2006	Fourth Qtr. 2006
GAAP net income (loss)	$15,186	$12,835	$(1,508)	$1,461
InScope gain	(22,860)	(22,860)	-	-
Tax on InScope gain	3,000	3,000	-	-
Compensation expenses (FAS123R)	5,651	1,672	5,213	1,078
IP Litigation expenses	5,222	2,452	1,077	383
Early repayment to OCS (effect on COG)	4,843	4,843	-	-
Adjustment to Early repayment to OCS (effect on net R&D)	734	734	-	-
Non-GAAP net income	$11,776	$2,678	$4,782	$2,922
Non-GAAP EPS	0.38	0.09	0.16	0.10

2008 Guidance
The company expects full year 2008 revenues to be between $130 million and $136 million. The Company expects Non-GAAP fully diluted EPS of between $0.44 and $0.52. Non-GAAP EPS estimates exclude $0.23 of compensation expenses (FAS 123R) and between $0.16 and $0.26 of legal expenses related to the Company’s patent litigation with Olympus.

Conference Call / Webcast Information

U.S. Call / Webcast
Given Imaging will host a conference call in English at 9:00am ET on Thursday, February 21.  To participate in this teleconference, please dial (888) 213-3754 fifteen minutes before the conference is scheduled to begin.  Callers outside of the U.S. should dial (913) 312-0940. The call will also be webcast live at www.givenimaging.com. A replay of the call will be available for two weeks on the company’s website, or until March 5, 2008 by dialing (888) 203-1112.  Callers outside of the U.S. should dial (719) 457-0820. The replay participant code is 4788458.

Hebrew Call
A conference call in Hebrew will take place on February 21 at 2:00pm Israel time, 7am ET.  To access this call, please dial +972 3 9180609 ten minutes before the conference is scheduled to begin.  A replay of the call will be available from February 24 until February 26 by dialing +972 3 9255948.

About Given Imaging Ltd.

Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly products for detecting gastrointestinal disorders. The company's technology platform is the PillCam® Platform, featuring the PillCam video capsule, a disposable, miniature video camera contained in a capsule, which is ingested by the patient, a sensor array, data recorder and RAPID® software. Given Imaging has a number of available capsules: the PillCam SB video capsule to visualize the entire small intestine which is currently marketed in the United States and in more than 60 other countries; the PillCam ESO video capsule to visualize the esophagus; the Agile™ patency capsule to determine the free passage of the PillCam capsule in the GI tract and the PillCam COLON video capsule to visualize the colon that has been cleared for marketing in the European Union. More than 650,000 patients worldwide have benefited from the PillCam capsule endoscopy procedure. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel. It has operating subsidiary companies in the United States, Germany, France, Japan and Australia. Given Imaging’s largest shareholders include Elron Electronic Industries (NASDAQ & TASE: ELRN). For more information, visit http://www.givenimaging.com.

Use of Non-GAAP Measures

This press release provides financial measures for net income and basic and diluted earnings per share that exclude stock-based compensation expense and patent litigation expenses and are therefore not calculated in accordance with generally accepted accounting principals (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare it with historical net income and earnings per share prior to the adoption of FAS 123R and the beginning of our patent litigation in the U.S.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) satisfactory results of clinical trials with PillCam COLON (2) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (3) our success in implementing our sales, marketing and manufacturing plans, (4) protection and validity of patents and other intellectual property rights, (5) the impact of currency exchange rates, (6) the effect of competition by other companies, (7) the outcome of future litigation, including patent litigation with Olympus Corporation, (8) our ability to obtain reimbursement for our product from government and commercial payors, (9) quarterly variations in operating results, (10) the possibility of armed conflict or civil or military unrest in Israel, and (11) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2006. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

# # #

(Financial Tables Follow)

Given Imaging Ltd. and its subsidiaries

Consolidated Balance Sheets
(In thousands except per share data)

	December 31
	2006	2007
Assets

Current assets
Cash and cash equivalents	$44,510	$37,103
Short-term investments	17,245	23,191
Accounts receivable:
Trade, net	18,887	23,315
Other	1,463	10,385
Inventories	18,168	15,960
Advances to suppliers	82	190
Deferred taxes	1,374	1,350
Prepaid expenses	1,340	1,289

Total current assets	103,069	112,783

Deposits	469	892

Assets held for employees’ severance payments	1,984	3,007

Marketable securities	34,769	41,629

Fixed assets, at cost, less accumulated depreciation	14,811	15,422

Intangible assets, at cost, less accumulated amortization	3,075	3,583

Total Assets	$158,177	$177,316

	December 31
	2006	2007
Liabilities and shareholders' equity

Current liabilities

Current installments of obligation under capital lease	$13	$121
Accounts payable:
Trade	5,550	7,275
Other	14,620	21,012
Deferred income	3,871	9,379

Total current liabilities	24,054	37,787

Long-term liabilities
Deferred income	20,411	-
Obligation under capital lease	20	448
Liability in respect of employees’ severance payments	2,407	3,490

Total long-term liabilities	22,838	3,938

Total liabilities	46,892	41,725

Commitments and contingencies

Minority interest	3,499	1,996

Shareholders’ equity
Share capital:
Ordinary Shares, NIS 0.05 par value each
(90,000,000 shares authorized as of December 31, 2006 and 2007,
28,641,291 and 29,241,785 shares issued and fully
paid as of December 31, 2006 and 2007, respectively)	335	343
Additional paid-in capital	156,197	166,813
Capital reserve	2,166	2,166
Accumulated deficit	(50,912)	(35,727)
Total shareholders' equity	107,786	133,595

Total liabilities and shareholders' equity	$158,177	$177,316

Given Imaging Ltd. and its subsidiaries

Consolidated Statements of Operations
(In thousands except share and per share data)

	Year ended December 31,
	2005	2006	2007

Revenues	$86,776	$95,029	$112,868
Cost of revenues	(22,070)	(24,154)	(29,721)
Early repayment of royalty bearing government grants	-	-	(4,843)

Gross profit	64,706	70,875	78,304

Operating expenses
Research and development, gross	(8,833)	(12,678)	(12,847)
Royalty bearing government grants	1,244	1,867	1,242

Research and development, net	(7,589)	(10,811)	(11,605)

Sales and marketing	(43,281)	(50,732)	(55,446)
General and administrative	(9,657)	(16,027)	(20,981)
Termination of marketing agreement	-	-	22,860
Other	-	-	(422)

Total operating expenses	(60,527)	(77,570)	(65,594)

Operating profit (loss)	4,179	(6,695)	12,710

Financial income, net	762	3,980	5,520

Profit (loss) before taxes on income
and minority share	4,941	(2,715)	18,230

Income Tax benefit (expense)	286	(127)	(4,548)

Profit (loss) before minority share	5,227	(2,842)	13,682

Minority share in losses of subsidiary	1,116	1,334	1,503

Net profit (loss)	$6,343	$(1,508)	$15,185

Earning (loss) per share

Basic Earning (loss) per Ordinary Share	$0.23	$(0.05)	$0.52

Diluted Earning (loss) per Ordinary Share	$0.21	$(0.05)	$0.49

Weighted average number of Ordinary
Shares used to compute basic profit
(loss) per Ordinary Share	27,781,223	28,053,849	28,961,968

Weighted average number of Ordinary
Shares used to compute diluted Earning
(loss) per Ordinary Share	29,695,164	28,053,849	31,030,458